UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 36)*

Stepan Company

(Name of Issuer)

Common Stock $1 Par Value

(Title of Class of Securities)

858586-10-0

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858586-10-0

1	NAMES OF REPORTING PERSONS F. Quinn Stepan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,339,916
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,339,916
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,916
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer

Stepan Company

Item 1(b).	Address of Issuer’s Principal Executive Offices

22 W. Frontage Road

Northfield, IL 60093

Item 2(a).	Name of Person Filing

See Item 1 of cover page

Item 2(b).	Address of Principal Business Office or, if none, Residence

Stepan Company

22 W. Frontage Road

Northfield, IL 60093

Item 2(c).	Citizenship

See Item 4 of cover page

Item 2(d).	Title of Class of Securities

Common Stock $1 Par Value

Item 2(e).	CUSIP Number

858586-10-0

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not Applicable.

Item 4.	Ownership

(a)    Amount beneficially owned:

See Item 9 of cover page

(b)    Percent of class:

See Item 11 of cover page

(c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of cover page

(ii)	Shared power to vote or to direct the vote:

See Item 6 of cover page

(iii)	Sole power to dispose or to direct the disposition:

See Item 7 of cover page

(iv)	Shared power to dispose or to direct the disposition:

See Item 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018	Signature:	/s/ F. Quinn Stepan
	Name/Title:	F. Quinn Stepan